FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2007

HOLMES FINANCING (No 4) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period Ended 16 April 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	-	-
Interest receivable - Cash collateral	-	-
	-	-

Interest payable - Notes	-	-
Interest payable - CSFB	-	-
	-	-

Net operating income	-	-

Fair value derivative	-	-
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	-	-

Taxation	-	-

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	2	2

Retained profit carried forward	2	2

Holmes Financing (No. 4) PLC
Balance Sheet
Period Ended 16 April 2007

		£'000

Fixed asset investments
Loans to Funding		-

Current assets
Amounts due from group companies	1
Accrued interest receivable	-
Fair Value Derivative	-
Cash at bank	14
Cash collateral	-
	15

Creditors: Amounts falling due within one year
Fair value derivative	-
Accrued interest payable	-
	-

Net current assets		15

Total assets less current liabilities		15

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		-
Amount due to CSFB		-
Net assets		15

Capital and reserves
Share capital		13
Reserves		2
		15

Holmes Financing (No. 4) PLC
Notes Outstanding
Period Ended 16 April 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638QAA04	US$	3 month USD Libor
Series 1 Class B	US43638QAB86	US$	3 month USD Libor
Series 1 Class C	US43638QAC69	US$	3 month USD Libor
Series 2 Class A	XS0131630815	EUR	Fixed Rate
Series 2 Class B	XS0131630906	EUR	3 month Euribor
Series 2 Class C	XS0131631037	EUR	3 month Euribor
Series 3 Class A1	XS0131874447	GBP	3 month Sterling Libor
Series 3 Class A2	US43638QAD43	US$	3 month USD Libor
Series 3 Class B	US43638QAE26	US$	3 month USD Libor
Series 3 Class C	US43638QAF90	US$	3 month USD Libor
Series 3 Class D1	XS0131874520	GBP	3 month Sterling Libor
Series 3 Class D2	XS0132112300	EUR	3 month Euribor
Series 3 Class D3	XS0132112649	US$	3 month USD Libor
Series 4 Class A	CH0012522238	CHF	Fixed Rate
Series 4 Class B	XS0131631383	GBP	3 month Sterling Libor
Series 4 Class C	XS0131631466	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	July 2006	July 2004	19	38
Series 1 Class B	July 2006	October 2004	39	78
Series 1 Class C	July 2006	October 2004	120	220
Series 2 Class A	July 2006	July 2006	5.05%	48
Series 2 Class B	July 2006	July 2006	40	80
Series 2 Class C	July 2006	July 2006	145	245
Series 3 Class A1	July 2006	July 2006	23	46
Series 3 Class A2	July 2006	July 2006	23	46
Series 3 Class B	July 2006	July 2006	44	88
Series 3 Class C	July 2006	July 2006	130	230
Series 3 Class D1	July 2006	July 2006	475	575
Series 3 Class D2	July 2006	July 2006	450	550
Series 3 Class D3	July 2006	July 2006	450	550
Series 4 Class A	July 2006	October 2006	3.50%	36
Series 4 Class B	July 2006	October 2006	43	86
Series 4 Class C	July 2006	October 2006	150	250

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Annually	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A1	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class B	Quarterly	N/A	Aa3	AA	AA
Series 3 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class D1	Quarterly	N/A	Ba2	BB	BB
Series 3 Class D2	Quarterly	N/A	Ba2	BB	BB
Series 3 Class D3	Quarterly	N/A	Ba2	BB	BB
Series 4 Class A	Annually	N/A	Aaa	AAA	AAA
Series 4 Class B	Quarterly	N/A	Aa3	AA	AA
Series 4 Class C	Quarterly	N/A	Baa2	BBB	BBB

Holmes Financing (No. 4) PLC
Notes Outstanding
Period Ended 16 April 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,050,000,000	$0	$0	$0
Series 1 Class B	$36,500,000	$0	$0	$0
Series 1 Class C	$54,500,000	$0	$0	$0
Series 2 Class A	€800,000,000	€0	€0	€0
Series 2 Class B	€35,800,000	€0	€0	€0
Series 2 Class C	€53,800,000	€0	€0	€0
Series 3 Class A1	£550,000,000	£0	£0	£0
Series 3 Class A2	$410,000,000	$0	$0	$0
Series 3 Class B	$34,500,000	$0	$0	$0
Series 3 Class C	$49,500,000	$0	$0	$0
Series 3 Class D1	£30,000,000	£0	£0	£0
Series 3 Class D2	€27,000,000	€0	€0	€0
Series 3 Class D3	$5,000,000	$0	$0	$0
Series 4 Class A	CHF 850,000,000	CHF 0	CHF 0	CHF 0
Series 4 Class B	£11,000,000	£0	£0	£0
Series 4 Class C	£19,000,000	£0	£0	£0

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A1	GBP - n/a				Series Repaid
Series 3 Class A2	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class B	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class C	Banque AIG		Aa2 / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class D1	GBP - n/a				Series Repaid
Series 3 Class D2	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class D3	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 4 Class A	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 4 Class B	GBP - n/a				Series Repaid
Series 4 Class C	GBP - n/a				Series Repaid

Holmes Funding Limited
Profit & Loss Account
Period Ended 16 April 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	253,315	215,529
Interest receivable - Cash Deposits	28,800	32,702
Gain/(Loss) on fair value of interest rate swap	(15,941)	64,074
	266,174	312,305

Interest payable - Inter-company loans	(231,979)	(210,626)
Interest payable - Start up loans	-	-
	(231,979)	(210,626)

Net operating income	34,195	101,679

Other income	6,153	7,019
Provisions	(2,020)	(430)
Expenses	(7,018)	(4,068)
Start up costs amortisation	(1,811)	(2,229)
Deferred consideration	(45,440)	(37,898)

Profit/(loss) on ordinary activities before taxation	(15,941)	64,073

Taxation	4,782	(19,221)

Profit/(loss) on ordinary activities after taxation	(11,159)	44,852

Dividend	-	-

Retained profit/(loss) brought forward	42,117	(2,735)

Retained profit/(loss) carried forward	30,958	42,117

Holmes Funding Limited
Balance Sheet
Period Ended 16 April 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		19,712,289
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	138,169
Deferred expenditure (costs of securing)	16,594
Sundry debtors	-
Deferred taxation / group relief receivable
Cash at bank:	351,000
Reserve funding	2,805
Transaction account	1,555,410
Funding GIC account	2,063,978

Creditors: Amounts falling due within one year
Deferred consideration creditor	135,124
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	301,781
Deferred taxation / group relief receivable	13,186
Corporation Taxation	39
	450,130

Net current assets		1,613,848

Total assets less current liabilities		21,326,137

Creditors: Amounts falling due after more than one year
Inter-company loans		(21,218,179)
Start up loans		(77,000)

Net assets		30,958

Capital and reserves
Share capital (£2)		-
Reserves		30,958
		30,958

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 16 April 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			1,511,209

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	351,000		-	-

Initial closing reserve funds	351,000		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	42,280		-	-
Closing reserve balance	393,280		-	-

Target reserve funds	420,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Master Issuer 2007-1 start-up loan	77,233		-	77,233
Closing balance	111,298		34,065	77,233

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 16 April 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	454,969	410,079
Interest receivable - Cash Deposits	6,356	6,423
	461,325	416,502

Interest payable - Mortgages	(454,969)	(410,079)
Interest payable - Cash Deposits	(6,356)	(6,423)
	(461,325)	(416,502)

Net operating income	-	-

Fees receivable	6,064	7,772
Fees payable	(6,064)	(7,772)

Operating expenses	(5,807)	(4,380)
Provision charges	2,251	(3,888)
Other income	3,556	8,268

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 16 April 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		39,679,724

Current assets
Bank interest receivable	1,179
Cash at bank	396,182
Amounts due from Seller	47,250
Other debtors
Accrued interest receivable	89,711
	534,322

Creditors: Amounts falling due within one year
Amounts due to Funding	138,169
Sundry creditors	-
	138,169

Net current assets		396,153

Total assets less current liabilities		40,075,877

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(19,967,434)
Funding share of mortgage loans		(19,712,290)

Seller share of cash at bank		(396,182)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 25 May 2007	By / s / Jessica Petrie
(Authorised Signatory)